SECU 08030008 MISSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
FEB 19 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Star Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17119 Windward Lane
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Star Securities Corporation**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

BELINDA BLACK
Notary Public, State of Texas
My Commission Expires
June 16, 2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Star Securities Corporation

We have audited the accompanying statement of financial condition of First Star Securities Corporation as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Star Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Irving, Texas
February 13, 2008

FIRST STAR SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 206
Certificates of deposit	13,848
Certificate of deposit - foreign institution	1,472
Commissions receivable	934
Property and equipment, net	2,262
TOTAL ASSETS	$ 18,722

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' Equity	
Common stock, no par value, 10,000,000 authorized, 897,170 shares issued and outstanding	53,226
Accumulated deficit	(34,504)
TOTAL STOCKHOLDERS' EQUITY	18,722
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,722

See notes to financial statements.

FIRST STAR SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2007

Revenue	
Securities commissions	$ 7,029
Interest income	653
Other Income	37,302
TOTAL REVENUE	44,984
Expenses	
Depreciation	2,265
Professional fees	44,500
Regulatory fees and expenses	2,572
Other expenses	374
TOTAL EXPENSES	49,711
Other Loss	
Loss on disposal of equipment	(170)
Net Loss	$ (4,897)

See notes to financial statements.

FIRST STAR SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

	Common Shares	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2006	947,170	$ 53,226	$ (29,607)	$ 23,619
Redemption of shares at no cost	(50,000)			
Net loss	-	-	(4,897)	(4,897)
Balances at December 31, 2007	897,170	$ 53,226	$ (34,504)	$ 18,722

See notes to financial statements.

FIRST STAR SECURITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(4,897)
Adjustments to reconcile net loss to net cash provided by operating activities		
Loss on disposal of equipment		170
Depreciation		2,265
Change in assets and liabilities:		
Decrease in commissions receivable		536
Decrease in advance to shareholder		5,013
Net cash provided by operating activities		3,087
Cash flows from investing activities:		
Net certificates of deposit purchased		(653)
Purchase of equipment		(3,354)
Net cash used in investing activities		(4,007)
Net decrease in cash		(920)
Cash at beginning of year		1,126
Cash at end of year	$	206

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Non Cash Investing and Financing Activities:

The Company disposed of equipment with a cost of $2,124 and accumulated depreciation of $1,954

A shareholder redeemed 50,000 common shares during the year at no cost to the Company.

See notes to financial statements.

FIRST STAR SECURITIES CORPORATION
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Four Star Securities Corporation, dba First Star Securities Corporation (Company) was incorporated in the state of Texas in February of 2001.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a mutual fund retailer, whose customers are individuals primarily located in Texas.

The Company operates pursuant to section (k)(1) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, limits its securities business to the distribution of mutual funds. Under these exemptive provisions, the Computation of Determination of Reserve Requirement and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash, certificates of deposit and receivables are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from five to seven years.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Securities commissions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $13,846 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 3 - Certificates of Deposit

Certificates of deposit consist of $13,848 due from United States financial institutions and $1,472 due from a foreign financial institution.

Note 4 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 11,394
Furniture and fixtures	781
	12,175
Accumulated depreciation	(9,913)
	$ 2,262

Depreciation expense for the year was $2,265.

Note 5 - Related Party Transactions

The Company paid the majority shareholder $39,200 as professional fees during the year.

Note 6 - Subsequent Events

The majority shareholder was paid a total of $6,000 in management fees during January and February 2008.

Schedule I

FIRST STAR SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2007

Total stockholders' equity qualified for net capital	$ 18,722
Deductions and/or charges	
Non-allowable assets:	
Certificate of deposit - foreign institution	1,472
Commissions receivable	934
Property and equipment, net	2,262
Total deductions and/or charges	4,668
Net capital before haircuts	14,054
Haircuts on securities:	
Certificates of deposit	208
Net Capital	$ 13,846
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 8,846
Ratio of aggregate indebtedness to net capital	Zero to 1

Note: The above computation does not differ from the amended computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by First Star Securities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
First Star Securities Corporation

In planning and performing our audit of the financial statements of First Star Securities Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Irving, Texas
February 13, 2008

END